Exhibit 99.1
Third Quarter Management’s Discussion and Analysis
November 15, 2012
“Sears”, “Sears Canada” or “the Company” refers to Sears Canada Inc. and its subsidiaries, together with its investment in joint venture interests.
This Quarterly Report to Shareholders (“Quarterly Report”) contains commentary from the Company’s management regarding strategy, operating results and financial position. Management is responsible for its accuracy, integrity and objectivity, and develops, maintains, and supports the necessary systems and controls to provide reasonable assurance as to the accuracy of the comments contained herein.
Management’s Discussion and Analysis (“MD&A”) included herein is current as of November 15, 2012 unless otherwise stated. The third quarter (“Q3”) unaudited results for fiscal 2012 and fiscal 2011 reflect the 13-week periods ended October 27, 2012 (“Q3 2012”) and October 29, 2011(“Q3 2011”), respectively. The 2012 fiscal year refers to the 53-week period ended February 2, 2013 (“Fiscal 2012” or “2012”).
This Quarterly Report should be read in conjunction with the consolidated financial statements, and the notes to the consolidated financial statements for the 52-week period ended January 28, 2012 (“Fiscal 2011” or “2011”). The 2010 fiscal year refers to the 52-week period ended January 29, 2011 (“Fiscal 2010” or “2010”). These items are contained in the Company’s 2011 recast Annual Report, which can be obtained by contacting Sears Canada’s Corporate Communications department at 416-941-4428. The 2011 recast Annual Report has also been filed electronically with securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed on the SEDAR website at www.sedar.com. Additional information relating to the Company is also available online at www.sedar.com and on the U.S. Securities Exchange Commission ("SEC") website at www.sec.gov. Information contained in, or otherwise accessible through, websites mentioned in this Quarterly Report and MD&A do not form a part of this document. All references in this Quarterly Report and MD&A to websites are inactive textual references only.
The financial statements are prepared in accordance with IFRS. Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company's underlying performance and provides this additional information in this MD&A so that readers may do the same. See Section 1.e. “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA” for additional information.
Unless otherwise indicated, all amounts are expressed in Canadian dollars.
Cautionary Statement Regarding Forward-Looking Information
Certain information in the Quarterly Report and in this MD&A is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives, and includes statements concerning possible or assumed future results set out under Section 1 “Company Performance”, Section 2 “Consolidated Financial Position, Liquidity and Capital Resources”, Section 3 “Financial Instruments”, Section 6 “Shareholders’ Equity”, Section 7 “Accounting Policies and Estimates” and Section 9 "Risks and Uncertainties". Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information.
Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the ability of the Company to successfully implement its strategic initiatives; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; the results achieved pursuant to the Company’s long-term credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch), or JPMorgan Chase; general economic conditions; competitive conditions in the businesses in which the Company participates; changes in consumer spending; seasonal weather patterns; weaker business performance in the fourth quarter; customer preference toward product offerings; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; disruptions to the Company's computer systems; economic, social, and political instability in jurisdictions where suppliers are located; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells;

changes in the Company’s relationship with its suppliers; the outcome of product liability claims; any significant security compromise or breach of the Company's customer, associate or Company information; the credit worthiness and financial stability of tenants, partners and co-venturers, with respect to the Company's real estate joint venture interests; possible changes in the Company's ownership by Sears Holdings and other significant shareholders following the spin-off; interest rate fluctuations and other changes in funding costs and investment income; fluctuations in foreign currency exchange rates; the possibility of negative investment returns in the Company’s pension plan or an unexpected increase to the defined benefit obligation; the impairment of goodwill and other assets; new accounting pronouncements, or changes to existing pronouncements, that impact the methods we use to report our financial condition and results from operations; uncertainties associated with critical accounting assumptions and estimates; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; the possible future termination of certain intellectual property rights associated with the "Sears" name and brand names if Sears Holdings reduces its interest in the Company to less than 25%; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward-looking information, may be found in this MD&A and in the Company’s 2011 recast Annual Report under Section 12 “Risks and Uncertainties” and elsewhere in the Company’s filings with securities regulators. The forward-looking information in the Quarterly Report and in this MD&A are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations as well as our objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

2012 Third Quarter Highlights
For the 13 and 39-week periods ended October 27, 2012 and October 29, 2011
(unaudited)

(in CAD millions, except per share amounts)	Q3 2012	% Chg 2012 vs 2011	Q3 2011 (Recast)**	Year-to-Date 2012	% Chg 2012 vs 2011	Year-to-Date 2011 (Recast) **
Total revenue	$1,037.5	(6.8)%	$1,113.2	$3,002.7	(7.7)%	$3,253.4
Same store sales (%)*	(5.7)%		(7.8)%	(6.4)%		(7.6)%
Adjusted EBITDA*	(3.0)	(120.7)%	14.5	(15.4)	(169.4)%	22.2
Net (loss) earnings	(21.9)	50.3%	(44.1)	61.3	167.1%	(91.3)
Basic net (loss) earnings per share	(0.22)	47.6%	(0.42)	0.60	169.0%	(0.87)
(in CAD millions)	As at October 27, 2012	% Chg 2012 vs 2011	As at October 29, 2011 (Recast)**	As at October 27, 2012	% Chg 2012 vs 2011	As at January 28, 2012 (Recast)**
Cash and cash equivalents	$226.8	25.9%	$180.1	$226.8	(42.9)%	$397.4
Inventories	1,006.2	1.1%	995.0	1,006.2	22.1%	823.9
Total assets	2,704.7	(1.5)%	2,745.0	2,704.7	(1.0)%	2,730.7
Shareholders’ equity	1,144.9	0.4%	1,139.8	1,144.9	4.8%	1,092.0

*
Same store sales and Adjusted EBITDA are operating performance and non-IFRS measures, respectively. See Section 1.e. “Use of Non-IFRS Measures, Measures of Operating Performance, and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA”.

**
Recast to reflect changes resulting from the retrospective application of the change in accounting policy related to the early adoption of the amendments to accounting standard “IAS 19 (Revised), Employee Benefits”.

Common Share Market Information
(Toronto Stock Exchange - Trading Symbol SCC)

	Q3 2012	Q3 2011	Year-to-Date 2012	Year-to-Date 2011
High	$11.79	$19.78	$14.20	$20.35
Low	$10.10	$15.27	$10.10	$15.27
Close	$10.69	$15.27	$10.69	$15.27
Average daily trading volume	23,487	45,750	15,948	31,612

•
Total revenue was $1,037.5 million in Q3 2012, a decrease of 6.8% compared to Q3 2011. The decrease is primarily attributable to sales declines in pre-season snow blowers, women’s apparel, men's wear and home décor due to a significant reduction in promotional and clearance sales, and electronics, the result of reduced television sales and existing product lines. Revenues increased in major appliances and mattresses compared to Q3 2011. Same store sales for Q3 2012 decreased 5.7% from the same period last year.

•	Cost management generated operating expense reductions of $31.5 million in Q3 2012 and $90.4 million in Fiscal 2012 year-to-date compared to the same periods in Fiscal 2011.

•	The Company continued to progress on its transformation, having executed the following initiatives in Q3 2012:

•	Launch of the Fall LOOK! Report;

•	Opening of the second and third Corbeil Appliances stores in the Greater Toronto Area.

•	Operating net earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) in Q3 2012 was $(3.0) million compared to $14.5 million in Q3 2011.

•	Basic net loss per common share was $0.22 compared to a basic net loss per common share of $0.42 for the same period last year.

•
The Company’s balance sheet continues to be strong with total cash and cash equivalents of $226.8 million and no cash drawings on the $800.0 million senior secured revolving credit facility (the “Credit Facility”) as at October 27, 2012. Refer to Note 7 in Financial Statements for further details.

Management’s Discussion and Analysis
1. COMPANY PERFORMANCE
a. Operations
The Company’s operations are focused on merchandising and include the sale of goods and services through the Company’s Retail channels, which include its Full-line, Sears Home, Hometown Dealer, Outlet, Appliances and Mattresses, Corbeil Electrique Inc. (“Corbeil”) stores, and its Direct (catalogue/internet) channel. It also includes service revenue related to product repair and home improvement. Commission revenues includes travel insurance, and performance payments received from JPMorgan Chase under the Company’s long-term credit card marketing and servicing alliance with JPMorgan Chase. The Company has partnered with Thomas Cook Canada Inc. (“Thomas Cook”) in a multi-year licensing arrangement, under which Thomas Cook manages the day-to-day operations of all Sears Travel offices and provides commissions to the Company. Licensee fee revenues are comprised of payments received from licensees that operate within the Company’s stores. The Company is a party to a number of joint ventures which have been classified as jointly controlled entities for financial reporting purposes. These joint ventures are jointly controlled by the venturers who are entitled to a share of the joint ventures’ income or loss.
As at the dates noted below, the Company’s locations were distributed across the country as follows:

	Atlantic	Québec	Ontario	Prairies	Pacific	As at October 27, 2012 Total	As at January 28, 2012 Total	As at October 29, 2011 Total
Full-line Department stores	12	27	45	20	14	118	122	122
Sears Home stores	2	12	19	10	5	48	48	48
Outlet stores	1	1	6	1	2	11	11	11
Specialty type: Appliances and Mattresses stores	—	—	3	1	—	4	4	4
Corporate stores	15	40	73	32	21	181	185	185
Hometown Dealer stores	53	32	62	74	48	269	285	285
Sears Home Services Showrooms	1	2	2	1	2	8	13	13
Corbeil Franchise stores	—	16	2	—	—	18	19	19
Corbeil Corporate stores	—	11	3	—	—	14	11	11
Corbeil	—	27	5	—	—	32	30	30
Sears Floor Covering Centres	—	—	1	—	3	4	17	18
Travel offices	7	21	43	17	14	102	108	108
Catalogue merchandise pick-up locations	222	362	440	384	149	1,557	1,734	1,768

b. Strategic Initiatives
During the third quarter of Fiscal 2012, Sears Canada continued to make progress on its three-year Transformation strategy introduced in 2011.
The five elements of the strategy are as follows:

1.
Build the core: Implementing fundamental merchandise category plans to seek to ensure that the right products and services are being offered in categories where the Company has a strong competitive position with Canadians, such as major appliances and mattresses;

2.	Be customer driven: More fully and effectively utilizing our customer database to develop our merchandising and marketing strategies;

3.
Get value right: Demonstrating a competitive value equation where our everyday price is more competitive, our promotions are well understood and balanced, our quality is superior and our service is dependable;

4.
Operate effective formats: Sears is a multi-format retailer, operating in many different markets. Sears is working to align our category strengths with the market and to create more value from our trading strategies with retail concepts aligned to customer needs, including developing separate tactical approaches for Full-line Department stores, Sears Home stores, Hometown Dealer stores, and Corbeil stores; and

5.
Organize the right talent and create a winning attitude: Maintaining a strong leadership team supported by loyal and dedicated associates who are committed to the implementation of the Company's Transformation strategy.

In the third quarter of Fiscal 2012, the Company undertook the following key actions in its execution of the Transformation strategy.

Build the core

•
Received the Parent Tested Parent Approved (PTPA) seal of approval, the gold standard of certifications for family-friendly products and services, for the Baby's Room department at Sears Canada. The Baby's Room was revamped to make shopping more enjoyable with a better assortment of products and Sears family-focused pricing and values.

•
Implemented the Merchandising Team Integration (MTI) initiative in both the Apparel and Accessories (A&A) and the Home and Hardlines (H&H) category teams. This represents the next step in improving core operations and has created a more consistent flow to planning, established processes and provided role clarity to associates.

Be customer driven

•
Published and distributed the 60th Edition of the Annual Wish Book, the Company’s Christmas catalogue. To celebrate this long-standing tradition, this year's edition featured a commemorative cover that included images of every Wish Book ever published. Over 3 million copies of the special edition Wish Book were distributed across Canada, featuring 736 pages of holiday gift ideas. This anniversary edition of the Wish Book reinforces the Company's commitment to leveraging our long history of serving Canadians, to being creative in our approach to marketing, and to improving our customer service.

•
Published the third edition of the LOOK! report, which focused on Fall fashions and seasonal beauty and lifestyle looks. To celebrate the launch of the LOOK! report, Sears held customer events on September 8, 2012, in 12 locations across the country: Victoria, Edmonton Southgate, St. Catharines, Hamilton Lime Ridge, Mississauga Square One, Barrie, Newmarket, Belleville, Ottawa St. Laurent, Les Galaries d'Anjou, Truro, and Charlottetown.

Get value right

•
Introduced the first products that meet Sears “Canada's Best” classification. This classification was developed to highlight the value Sears offers its customers and to reinvigorate loyalty to the Sears brand. The Canada's Best label will continue to be assigned to an assortment of fashion and home products that meet the highest standards in quality, style and innovation. Products will be desirable items that offer customers clearly visible value when compared to competitors' offerings.

Operate effective formats

•
Invested in an additional four store refreshes, building on the success of the new store concept implemented earlier this year in four Ontario locations: Barrie, Belleville, Newmarket and the Lime Ridge Mall in Hamilton. The refreshed store concept creates a stage for products, featuring improved presentation, wider aisles, less clutter, streamlined offerings with new brands and a blend of items priced at both everyday value and at sale prices. The refreshed stores at Les Galeries d'Anjou, Saint-Jerome, Oshawa and Sudbury were re-introduced to the public on November 1, 2012.

•
Opened the second and third Corbeil Appliances stores in the Greater Toronto Area in Richmond Hill and Mississauga, complementing the Vaughan location. Corbeil is dedicated to a range of mid-level to upper-level quality appliances, coupled with exceptional kitchen design services. An additional location is scheduled to open in Burlington later in 2012.

•
Launched an iPad application that features the 60th anniversary Wish Book, giving customers a new way to enjoy the Christmas catalogue. Due to the positive response from customers to the iPad application first released in 2011, this year’s application will serve as a permanent Sears iPad Catalogue Application, which will be updated throughout the year. The new application features a smart, responsive pinch and zoom function, as well as a simple, intuitive navigation and browsing experience. An additional incentive for customers to use the application is access to exclusive notifications of new catalogues, promotions and specials. As one of Canada’s leading online retailers, Sears continues to promote the use of technology and innovation to connect with Canadians and improve their shopping experience.

•	Invested in upgrading Sears.ca, the largest Canadian transactional retail website. Sears Canada revamped its bilingual website to make it more functional and easier to navigate.

Organize the right talent and create a winning attitude

•
Continued to move forward with Sears Future Leaders program, which was designed to give participants the knowledge, skills, and hands-on experience they need to ensure the Company has a roster of candidates being developed for key leadership roles in the merchandising and store operations areas. The 24 participants selected for the inaugural cohort graduated from the first phase of the program in August 2012, and will now move on to gaining practical front-line experience during the next stage of the program. A second cohort for the Sears Future Leaders Program will be selected in spring 2013.

•
Instituted the WOW! Hall of Fame Recognition for associates who show extraordinary dedication to customers, strong commitment to operational excellence and exude a winning attitude. Every six months three associates will join the WOW! Hall of Fame and be appropriately recognized. Nominations were received up to October 31, and the winners will be recognized early in the fourth quarter of Fiscal 2012.

•
Recent changes to Sears management team have been made that are designed to lead the organization effectively through the Transformation and help the Company achieve its operational and financial objectives.

c. Corporate Social Responsibility

The following is a summary of the results of the Company's corporate social responsibility efforts during Q3 2012:

•
Presented the fifth annual Sears National Kids Cancer Ride, in cooperation with Coast to Coast Against Cancer Foundation. This epic 7,000 kilometer cycling journey rolled across Canada from September 5-21, raising funds and awareness for the fight against childhood cancer. This year, Sears, its customers and its associates raised over $520,000 in funds and logistical support and services for the Ride;

•
The Sears Great Canadian Run celebrated its second year with a community-based relay from Toronto to Blue Mountain/Collingwood and raised approximately $500,000 in September for the cause of childhood cancer. A second run from Ottawa to Montebello, Quebec took place in October;

•
In cooperation with Sears vendors, supported the 25th Annual Sears Boys & Girls Club Golf Tournament in Stouffville, Ontario, which raised over $200,000, which was matched by a donation from Sears; and

•
Held the quarterly “Gold Week” fundraiser in August, to raise money for the fight against childhood cancer. During Gold Week, Sears stores provided a point-of-sale opportunity for shoppers to support national pediatric cancer initiatives such as the Sears Childhood Cancer Fellowship. Sears across the country also engaged in local fundraising activities to help support the national Gold Week initiative.

"Live Green" Initiatives
The Company conducts its operations with a commitment to achieving success on economic, social and environmental levels. The Company continues to build upon the following three-point plan on environmental sustainability:

•	Enable customers to “Live Green”, reduce their energy bills and create a healthy home;

•	Reduce the environmental impact of Sears Canada’s operations; and

•	Nurture a culture of sustainability among the Company’s associates, customers and the communities in which it operates.

Sears Canada continued to focus on these three priorities by implementing the following initiatives during Q3 2012:

•	Partnered with electric utility companies in Ontario, Nova Scotia and British Columbia to offer customers rebates on energy saving products.

•
Sponsored associate volunteers to participate in the WWF-Canada’s Great Canadian Shoreline Cleanup. The Sears Green Team led 30 associates in the removal of 385 pounds of shoreline litter from Lake Ontario.

•	The Sears Green Team was recognized by WWF-Canada with the Living Planet @ Work Fundraiser of the Year Award for raising more than $14,000 for conservation through the CN Tower Climb.

•
The Company’s National Logistics Centre in Calgary, Alberta received the 2012 Corporate Leadership Award from the Recycling Council of Alberta for improving waste diversion and recycling at that facility.

d. Quarterly Performance

There is seasonal variability in the Company’s financial performance and in the products and services we offer. Accordingly, merchandise and service revenue, as well as performance payments received from JPMorgan Chase, referred to as commission revenue, will vary by quarter based upon consumer spending behavior. Historically, the Company’s revenue and earnings are higher in the fourth quarter than in any of the other three quarters due to the holiday season. The Company is able to adjust certain variable costs in response to seasonal revenue patterns; however, costs such as occupancy are fixed, causing the Company to report a disproportionate level of earnings in the fourth quarter. This business seasonality results in quarterly performance that is not necessarily indicative of annual performance.

In addition, the Company offers many seasonal goods and services. The Company sets budgeted inventory levels and promotional activity to be in accordance with its strategic initiatives and expected consumer demands. Businesses that generate revenue from the sale of seasonal merchandise and services are subject to the risk of changes in consumer spending behavior as a result of unseasonable weather patterns.

Other factors that affect the Company’s sales and results of operations include actions by its competitors, timing of its promotional events, and changes in population and other demographics. Accordingly, the Company’s results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, or the full year, and comparable store sales for any particular period may increase or decrease.

The table below outlines select financial data for the eight most recently completed quarters. The quarterly results are unaudited and have been prepared under International Financial Reporting Standards (“IFRS”).

	Third Quarter		Second Quarter		First Quarter		Fourth Quarter
(in CAD millions, except per share amounts)	2012	2011 Recast*	2012	2011 Recast*	2012	2011 Recast*	2011 Recast*	2010 Recast*
Total revenue	$1,037.5	$1,113.2	$1,050.1	$1,147.7	$915.1	$992.5	$1,365.9	$1,459.4
Net (loss) earnings	$(21.9)	$(44.1)	$(9.8)	$(0.2)	$93.1	$(47.0)	$41.1	$85.2
Basic net (loss) earnings per share	$(0.22)	$(0.42)	$(0.10)	$0.00	$0.91	$(0.45)	$0.39	$0.79
Diluted net (loss) earnings per share	$(0.22)	$(0.42)	$(0.10)	$0.00	$0.91	$(0.45)	$0.39	$0.79

*
 Recast to reflect changes resulting from the retrospective application of the change in accounting policy related to the early adoption of the amendments to accounting standard "IAS 19 (Revised), Employee Benefits".

e. Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA
The Company's consolidated financial statements are prepared in accordance with IFRS. Management uses IFRS, non-IFRS and operating performance measures as key performance indicators to better assess the Company’s underlying performance and provides this additional information in this MD&A so that readers may do the same.
Same store sales is a measure of operating performance used by management, the retail industry and investors to compare retail operations, excluding the impact of store openings and closures. Same store sales represents merchandise sales generated through operations in the Company’s Full-line, Sears Home, Hometown Dealer and Corbeil stores that were continuously open during both of the periods being compared. More specifically, the same store sales metric compares the same calendar weeks for each period and represents the 13 and 39-week periods ended October 27, 2012 and October 29, 2011. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction.
Adjusted EBITDA is a non-IFRS measure and excludes finance costs, interest income, share of income or loss from joint ventures, income tax expense or recovery, depreciation and amortization and income or expenses of a non-recurring or one-time nature. Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s operating performance, ability to incur and service debt, and as a valuation metric. The Company uses Adjusted EBITDA to evaluate the operating performance of its business as well as an executive compensation metric. While Adjusted EBITDA is a non-IFRS measure, management believes that it is an important indicator of operating performance because it excludes the effect of financing and investing activities by eliminating the effects of interest and depreciation and removes the impact of certain non-recurring items that are not indicative of our ongoing operating performance. Therefore, management believes Adjusted EBITDA gives investors greater transparency in assessing its results of operations.
These measures do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other reporting issuers. Adjusted EBITDA should not be considered in isolation or as an alternative to measures prepared in accordance with IFRS.

A reconciliation of the Company’s net (loss) earnings to Adjusted EBITDA is outlined in the following table:

	Third Quarter		Year-to-Date
(in CAD millions, except per share amounts)	2012	2011 (Recast)[6]	2012	2011 (Recast)[6]
Net (loss) earnings	$(21.9)	$(44.1)	$61.3	$(91.3)
Transformation expense[1]	—	45.6	—	45.6
Gain on lease terminations[2]	(2.8)	—	(167.1)	—
Accelerated tenant inducement amortization[3]	(2.0)	—	(4.0)	—
Lease exit costs[4]	4.6	—	6.0	—
Depreciation and amortization expense	28.2	28.3	85.2	86.1
Finance costs	2.7	2.4	10.9	12.0
Interest income	(0.5)	(0.4)	(3.3)	(1.3)
Share of income from joint ventures	(3.0)	(1.4)	(9.4)	(6.8)
Income tax (recovery) expense	(8.3)	(15.9)	5.0	(22.1)
Adjusted EBITDA[5]	(3.0)	14.5	(15.4)	22.2
Basic net (loss) earnings per share	$(0.22)	$(0.42)	$0.60	$(0.87)

1	Transformation expense relates to a charge for disposition of excess inventory and internal restructuring costs within our Home Services business unit.

2	Gain on lease terminations represents the pre-tax gain on the early surrender and return of leases on four properties.

3	Accelerated tenant inducement amortization represents the accelerated amortization of lease inducements relating to three of the properties referred to in footnote 2 above.

4	Lease exit costs represent costs incurred to exit properties referred to in footnote 2 above.

5
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company's performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

6
Recast to reflect the changes resulting from the retrospective application of the change in accounting policy related to the early adoption of the amendments to accounting standard "IAS 19 (Revised), Employee Benefits".

f. Consolidated Financial Results

	Third Quarter			Year-to-Date
(in CAD millions)	2012	% Chg 2012 vs 2011	2011 (Recast)*	2012	% Chg 2012 vs 2011	2011 (Recast)*
Revenue	$1,037.5	(6.8)%	$1,113.2	$3,002.7	(7.7)%	$3,253.4
Cost of goods and services sold	657.5	(9.6)%	727.3	1,900.5	(8.1)%	2,067.7
Selling, administrative and other expenses	413.8	(7.1)%	445.3	1,204.8	(7.0)%	1,295.2
Operating loss	(33.8)	43.1%	(59.4)	(102.6)	6.3%	(109.5)
Gain on lease terminations	2.8	100.0%	—	167.1	100.0%	—
Finance costs	2.7	12.5%	2.4	10.9	(9.2)%	12.0
Interest income	0.5	25.0%	0.4	3.3	153.8%	1.3
Share of income from joint ventures	3.0	114.3%	1.4	9.4	38.2%	6.8
(Loss) earnings before income taxes	(30.2)	49.7%	(60.0)	66.3	158.5%	(113.4)
Income tax recovery (expense)	8.3	(47.8)%	15.9	(5.0)	(122.6)%	22.1
Net (loss) earnings	$(21.9)	50.3%	$(44.1)	$61.3	167.1%	$(91.3)

*
Recast to reflect changes resulting from the retrospective application of the change in accounting policy related to the early adoption of the amendments to accounting standard "IAS 19 (Revised), Employee Benefits".

Revenue decreased by 6.8% to $1,037.5 million in Q3 2012, and decreased 7.7% to $3,002.7 million year-to-date, as compared to the same periods in Fiscal 2011. Same store sales decreased 5.7% for Q3 2012 and 6.4% for the Fiscal 2012 year-to-date. The decreases in Q3 2012 and Fiscal 2012 year-to-date was primarily attributable to sales declines in pre-season snow blowers, women’s apparel, electronics, men’s wear and home décor. Q3 2012 and year-to-date revenue increased in major appliances and mattresses compared to the same periods in Fiscal 2011.

The Q3 2012 and Fiscal 2012 year-to-date Outdoor Power revenue decreases were primarily attributable to pre-season sales volume declines in snow throwers during Q3 2012 compared to Q3 2011. Year-to-date revenue decreases were also impacted by sales volume declines in tractors.
The Q3 2012 and Fiscal 2012 year-to-date revenue decline in women’s apparel was mainly attributable to a sales decline in promotional and clearance sales relating to Jessica®and Tradition® private label brands and modern contemporary brands compared to the same periods last year. Overall women's apparel experienced lower sales as a direct impact of cancelled media and media timing changes. The Q3 2012 and Fiscal 2012 year-to-date revenue decline in men’s wear was primarily due to a sales decline in promotional and clearance sales in basic wear, outerwear and dress shirts.
The Q3 2012 and Fiscal 2012 year-to-date revenue decline in electronics was due to lower television sales and the exit of certain product lines including video games and consoles, computers, and other electronic products.
The Q3 2012 revenue decline in home décor category was primarily due to lower sales in bedroom and bath products and window coverings, partially offset by an increase in kitchenware sales. The Fiscal 2012 year-to-date revenue decline in home décor was due to a revenue decline in bedroom and bath products, window coverings and kitchenware.
The Q3 2012 and Fiscal 2012 year-to-date revenue increases in major appliances were mainly attributable to positive sales trends in refrigerators, laundry, ranges and microwaves resulting from continued improvements in inventory availability and product mix.
The Company’s full-line stores in Barrie, Belleville, Hamilton and Newmarket, which were refreshed in Q2 2012, continued to outperform their respective region’s sales by 3.6% in Q3 2012. The Pinecrest Home Store in Ottawa, which was refreshed in June 2012 outperformed its respective region's sales in Q3 2012.
Cost of goods and services sold was 9.6% lower in Q3 2012 and 8.1% lower for Fiscal 2012 year-to-date as compared to the same periods in Fiscal 2011. The decreases are primarily attributable to sales volume declines in pre-season snow blowers, women’s apparel, men’s wear and electronics.
The Company’s gross profit rate was 36.6% in Q3 2012 compared to 34.7% in Q3 2011. Year-to-date gross profit rate was 36.7% for Fiscal 2012 year-to-date compared to 36.4% during the same period in Fiscal 2011. During Q3 2011 a non-comparable expense of $38.4 million was recorded relating to a disposition of excess inventory. Excluding the impact of this non-comparable expense, the gross profit rate decreased from 38.1% in Q3 2011 to 36.6% in Q3 2012, and from 37.6% for the Fiscal 2011 year-to-date to 36.7% for the Fiscal 2012 year-to-date. The decrease in the gross profit rate for both periods is due primarily to rate declines in Craftsman®, children's wear, jewellery, accessories and luggage and Corbeil.
Selling, administrative and other expenses including depreciation and amortization expense decreased by $31.5 million or 7.1% to $413.8 million in Q3 2012 and decreased by $90.4 million or 7.0% to $1,204.8 million for Fiscal 2012 year-to-date compared to the same periods in Fiscal 2011. The decreases were primarily driven by reduced spending in advertising and payroll expenses. Advertising expense for both periods decreased primarily due to reductions in catalogue pages and circulation, fewer financial services marketing initiatives, decreases in retail advertising spend and the timing of catalogue production. The decreases in payroll expense for both periods were primarily attributable to headcount reductions that occurred in the latter part of Fiscal 2011.
Depreciation and amortization expense in Q3 2012 and Fiscal 2012 year-to-date was comparable to the depreciation and amortization expense for the same periods of Fiscal 2011.
On March 2, 2012, the Company entered into an agreement to surrender and terminate early the operating leases on three properties: Vancouver Pacific Centre, Chinook Centre (Calgary) and Rideau Centre (Ottawa). The Company was a long-term and important anchor tenant in the three properties, and the landlord approached the Company with a proposal to terminate early the three leases and vacate the premises in exchange for $170.0 million. The payment represents the amount the landlord was willing to pay for the right to redevelop the property based upon its analysis of the potential returns from redevelopment.
On the closing date, April 20, 2012, the Company received cash proceeds of $170.0 million for the surrender of the three leases, resulting in a pre-tax gain of $164.3 million for the 13-week period ended April 28, 2012, net of the de-recognition of leasehold improvements of $5.7 million. The Company exited all three properties on October 31, 2012, and has no further financial obligation related to the transaction. Included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income for the 13 and 39-week period ended October 27, 2012 is $4.6 million and $6.0 million of exit costs relating to these three properties, partially offset by $2.0 million and $4.0 million of accelerated amortization on deferred lease inducements.

On June 20, 2012, the Company entered into an agreement to surrender and terminate early the operating lease on its Deerfoot (Calgary) property. The landlord approached the Company with a proposal to terminate early the lease in exchange for cash proceeds of $5.0 million, subject to certain closing conditions, on the closing date of October 26, 2012. In Fiscal 2010, the Company incurred an impairment loss of $2.9 million relating to the property, plant and equipment at its Deerfoot property. As a result of the agreement and expected proceeds, the Company recorded an impairment loss reversal (net of accumulated amortization) of $2.1 million in "Selling, administrative and other expenses" in Q2 2012. On the closing date of October 26, 2012, the Company vacated the property and received cash proceeds of $5.0 million, resulting in a pre-tax gain of $2.8 million for the 13-week period ended October 27, 2012, net of the de-recognition of leasehold improvements and furniture and fixtures of $2.2 million. The pre-tax gain is excluded from Adjusted EBITDA. The Company has no further financial obligation related to the transaction.
Finance costs in Q3 2012 were comparable to finance costs in Q3 2011. Fiscal 2012 year-to-date finance costs decreased by $1.1 million to $10.9 million compared to Fiscal 2011 year-to-date due to lower long-term debt levels compared to last year.
Interest income in Q3 2012 was comparable to interest income in Q3 2011. Fiscal 2012 year-to-date interest income increased by $2.0 million to $3.3 million compared to the same period last year due primarily to interest income of $1.6 million earned on deposits made to tax authorities and higher average levels of cash and cash equivalents.
Share of income from joint ventures increased by $1.6 million or 114.3% to $3.0 million in Q3 2012 and increased by $2.6 million or 38.2% to $9.4 million for the Fiscal 2012 year-to-date compared to the same periods last year. The increase for both periods is due to higher revenues earned by the Westcliff joint venture properties, resulting from additional tenants in Fiscal 2012, partially offset by lower income due to the sale of the Chatham joint venture property in Q3 2011.
Income tax recovery was $8.3 million in Q3 2012 compared to an income tax recovery of $15.9 million in Q3 2011 due to a higher taxable income and a non-comparable adjustment to deferred tax assets in Q3 2011. Fiscal 2012 year-to-date income tax expense was $5.0 million compared to an income tax recovery of $22.1 million for Fiscal 2011 year-to-date due to higher taxable earnings as a result of the gain recognized on the terminations of the leases at three properties in Q1 2012.
Adjusted EBITDA for Q3 2012 was $(3.0) million compared to $14.5 million in Q3 2011, a decrease of $17.5 million. Adjusted EBITDA for Fiscal 2012 year-to-date was $(15.4) million compared to $22.2 million for the same period last year. Adjusted EBITDA is a non-IFRS measure. Refer to Section 1.e. for the “Use of Non-IFRS Measures, Measures of Operating Performance and Reconciliation of Net (Loss) Earnings to Adjusted EBITDA” for a discussion of non-IFRS measures.
2. CONSOLIDATED FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES
Current assets as at October 27, 2012 were $1,380.8 million compared to $1,369.5 million as at January 28, 2012. The $11.3 million increase in current assets is due primarily to an increase in inventory of $182.3 million and an increase in income taxes recoverable of $17.7 million, offset by a decrease in cash and cash equivalents of $170.6 million and the reduction of accounts receivable of $22.1 million.
Total cash and cash equivalents were $226.8 million as at October 27, 2012 compared to $397.4 million as at January 28, 2012. The decrease of $170.6 million or 42.9% is primarily attributable to $198.9 million of cash flow used for operating activities, net repayments of long-term obligations of $105.0 million and the purchase of $52.4 million in property, plant and equipment and intangible assets, partially offset by cash proceeds of $175.0 million from the early terminations of leases at four properties.
Inventories were $1,006.2 million as at October 27, 2012 compared to $823.9 million as at January 28, 2012. The $182.3 million increase was driven by the build-up of inventory for the winter season.
Total assets and liabilities as at the dates noted below were as follows:

(in CAD millions)	As at October 27, 2012	As at January 28, 2012 (Recast)*	As at October 29, 2011 (Recast)*
Total assets	$2,704.7	$2,730.7	$2,745.0
Total liabilities	$1,559.8	$1,638.7	$1,605.2

*
Recast to reflect changes resulting from the retrospective application of the change in accounting policy related to the early adoption of the amendments to accounting standard "IAS 19 (Revised), Employee Benefits".

Total assets as at October 27, 2012 decreased by $26.0 million to $2,704.7 million compared to January 28, 2012, due primarily to decreases in cash and cash equivalents, property plant and equipment, receivables and other long-term assets, offset by higher levels of inventories and income taxes recoverable. Total assets as at October 27, 2012 decreased by $40.3 million compared to October 29, 2011, due primarily to decreases in receivables, property plant and equipment and other long-term assets, partially offset by increases in cash and cash equivalents and income taxes recoverable.

Total liabilities as at October 27, 2012 decreased by $78.9 million as compared to January 28, 2012 due primarily to lower long-term obligations, other taxes payable and deferred revenue, partially offset by increases in accounts payable and accrued liabilities. Total liabilities as at October 27, 2012 decreased by $45.4 million compared to October 29, 2011, due primarily to lower accounts payable and accrued liabilities, deferred revenue and provisions, partially offset by an increase in retirement benefit obligations.
Cash flow (used for) generated from operating activities – Cash flow used for operating activities increased by $111.5 million for the 13-week period ended October 27, 2012 to $96.5 million compared to cash flow generated from operating activities of $15.0 million during the 13-week period ended October 29, 2011. The Company’s primary source of operating cash flow is the sale of goods and services to customers, while the primary use of cash in operations is the purchase of merchandise inventories. The increase in cash used is primarily attributable to unfavourable changes in inventories and accounts payable and accrued liabilities, increases in income tax payments and deposits made with income tax authorities.
Accounts payable and accrued liabilities increased $59 million from January 28, 2012 to $635.8 million as at October 27, 2012 due to the planned increase in inventory receipts for the winter season. Accounts payable and accrued liabilities decreased by $118.4 million from October 29, 2011 to $635.8 million as at October 27, 2012, primarily due to timing of inventory receipts and payments to vendors, as well as the sale of the Cantrex operations at the beginning of Q2 2012.
Inventories increased by $182.3 million from January 28, 2012 to $1,006.2 million as at October 27, 2012 due to the seasonal build-up of winter inventory. The inventory balance as at October 27, 2012 and October 29, 2011 was comparable.
Accounts receivable decreased by $22.1 million from January 28, 2012 and by $40.6 million from October 29, 2011 to $94.1 million as at October 27, 2012 primarily due to the sale of the Cantrex operations at the beginning of Q2 2012.
Cash flow (used for) generated from investing activities – Cash flow used for investing activities decreased by $8.2 million for the 13-week period ended October 27, 2012 to $8.4 million compared to $16.6 million for the 13-week period ended October 29, 2011 primarily due to proceeds received from lease terminations of $5.0 million and a decrease in purchases of property, plant and equipment and intangible assets of $1.8 million.
Cash flow used for financing activities – Cash flow used for financing activities decreased by $9.9 million to $2.0 million for the 13-week period ended October 27, 2012 compared to $11.9 million for the 13-week period ended October 29, 2011. The decrease is primarily due to share repurchases which occurred in Q3 2011 did not occur in Q3 2012.
Contractual obligations
Contractual obligations, including payments due over the next five fiscal years and thereafter are shown in the following table:

		Contractual Cash Flow Maturities
(in CAD millions)	Carrying Amount	Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$635.8	$635.8	$635.8	$—	$—	$—
Long-term obligations including payments due within one year[1]	37.4	50.4	7.8	12.1	9.6	20.9
Operating lease obligations[2]	—	501.2	95.8	155.2	97.1	153.1
Royalties[2]	—	2.9	0.8	2.1	—	—
Retirement benefit plans obligations[3]	450.8	132.6	37.4	58.7	36.5	—
	$1,124.0	$1,322.9	$777.6	$228.1	$143.2	$174.0

1
Cash flow maturities related to long-term obligations, including payments due within one year, include annual interest on finance lease obligations at an average rate of 7.6%. The Company had no borrowings on the Credit Facility as at October 27, 2012.

2	Operating lease obligations and royalties are not reported on the unaudited Condensed Consolidated Statements of Financial Position.

3
Payments beyond 2013 are subject to a funding valuation to be completed as at December 31, 2013. Until that time, the Company is obligated to fund in accordance with its most recent valuation, completed as at December 31, 2010.

Retirement benefit plans
The expense for the defined benefit, defined contribution and other benefit plans for the 13-week period ended October 27, 2012 was $2.5 million (2011: $1.6 million), $2.5 million (2011: $2.7 million) and $3.0 million (2011: $3.0 million), respectively. The expense for the defined benefit, defined contribution and other benefit plans for the 39-week period ended October 27, 2012 was $7.5 million (2011: $5.5 million), $7.2 million (2011: $8.0 million) and $9.1 million (2011: $9.2 million), respectively. Not included in total retirement benefit plans expense for the 13 and 39-week periods are short-term disability payments of $1.6 million and $5.9 million (2011: $1.7 million and $6.0 million), respectively, that were paid from the other benefit plan. These expenses are included in "Selling, administrative and other expenses" in the unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income.
Total payments relating to cash contributed by the Company to its defined benefit, defined contribution and other benefit plans for the 13 and 39-week periods ended October 27, 2012 were $11.1 million (2011: $8.0 million) and $31.1 million (2011: $15.0 million), respectively.
The Company is in the process of making a voluntary offer to eligible members to buyout the Company's future obligation of the members' retiree health and dental benefits. The Company expects accepted offers will be settled in Q4 2012.
Recast of financial statements due to adoption of IAS 19 (Revised)
In Q1 2012, the Company elected to early adopt the amendments to IAS 19 beginning January 29, 2012, with retrospective application to prior reporting periods. A description of the nature of the change in accounting policy and a summary of its impact on the Company’s unaudited Condensed Consolidated Financial Statements are included in Section 7.a. of this MD&A.
Capital resources
The Company’s capital expenditures, working capital needs, debt repayment and other financing needs are funded primarily through cash generated from operations. In selecting appropriate funding choices, the Company’s objective is to manage its capital structure in such a way as to diversify its funding sources, while minimizing its funding costs and risks. Sears expects to be able to satisfy all of its financing requirements through cash on hand, cash generated by operations and available credit facilities. The Company’s cost of funding is affected by a variety of general economic conditions, including the overall interest rate environment, as well as the Company’s financial performance, credit ratings and fluctuations of its credit spread over applicable reference rates.
The Company’s debt consists of a secured credit facility and finance lease obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the "Credit Facility") with a syndicate of lenders with a maturity date of September 10, 2015. The Credit Facility is secured with a first lien on inventory and credit card receivables. Availability under the Credit Facility is determined pursuant to a borrowing base formula. Availability under the Credit Facility was $732.5 million as at October 27, 2012 (January 28, 2012: $415.1 million, October 29, 2011: $793.7 million). The current availability may be reduced by reserves currently estimated by the Company to be $300 million, which may be applied by the lenders at their discretion pursuant to the Credit Facility agreement. The availability reserves are the result of judicial developments relating to the priorities of pension liability relative to certain secured obligations and ensuing negotiations with the Company's lenders. These judicial developments are currently under review by the Supreme Court of Canada. Subsequent to October 27, 2012, the Company signed an amendment to its Credit Facility agreement which would provide additional security to the lenders, with respect to the Company's unfunded pension liability by pledging certain real estate assets in an amount up to $300 million as collateral, thereby partially reducing the potential reserve amounts the lenders could apply. The potential additional reserve amount may increase or decrease in the future based on estimated net pension liabilities and the outcome of the matter currently under review by the Supreme Court of Canada.
The Company regularly monitors its sources and uses of cash and its level of cash on hand, and considers the most effective use of cash on hand, including repayment of obligations, potential acquisitions, stock purchases and dividends.

The Company believes its working capital provides sufficient liquidity to support business operations for the next 12 months. However, while the Company currently does not have any plans to seek additional funding, the Company may elect to do so prior to that time. Additional equity or debt financing may not be available to the Company on acceptable terms or at all. In addition, covenants under the Company's existing indebtedness may limit the Company's ability to incur additional indebtedness and any proceeds from the issuance of equity or debt may be required to be used, in whole or in part, to make mandatory payments under the Company's credit agreements.
As at October 27, 2012, outstanding merchandise letters of credit of U.S. $9.8 million were issued under the Company’s offshore merchandise purchasing program.
The Company’s corporate credit rating is influenced by the financial position of Sears Holdings, the Company’s controlling shareholder, and may not reflect the independent credit risk profile of Sears Canada. As at October 27, 2012, Sears Holdings corporate family credit rating was B3 under Moody’s Investors Services, Inc. and the Sears Holdings credit rating was CCC+ under Standard & Poor’s Financial Services LLC. These non-investment grade credit ratings may limit the Company’s future access to capital markets or adversely affect the Company’s cost of borrowing.

3. FINANCIAL INSTRUMENTS
The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange and interest rate risk. See Note 14 “Financial instruments” of the Notes to the unaudited Condensed Consolidated Financial Statements for additional information.
Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, accounts receivable and investments included in other long-term assets.
Cash and cash equivalents, accounts receivable and investments included in other long-term assets of $322.2 million as at October 27, 2012 (January 28, 2012: $514.9 million, October 29, 2011: $316.1 million) expose the Company to credit risk should the borrower default on maturity of the cash and cash equivalents, accounts receivable, or investment. The Company manages its exposure to credit risk from cash and cash equivalents, and investments included in other long-term assets through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.
The Company is exposed to minimal credit risk from customers as a result of ongoing credit evaluations and review of accounts receivable collectability. As at October 27, 2012, approximately 18.9% (January 28, 2012: 26.5%, October 29, 2011: 48.1%) of the Company’s accounts receivable was due from one customer who was current on their account (January 28, 2012: one customer who was current on their account, October 29, 2011: two customers who were current on their accounts).
Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to seek to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.
Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.
Foreign exchange risk
The Company may enter into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services.
As at October 27, 2012, there were no option contracts outstanding (January 28, 2012: no option contracts outstanding, October 29, 2011: notional value of option contracts outstanding was U.S. $57.0 million), and therefore, no derivative financial assets or liabilities were recognized in the unaudited Condensed Consolidated Statements of Financial Position (January 28, 2012: Nil, October 29, 2011: $1.1 million included in “Derivative financial liabilities”). The intrinsic value portion of derivatives is designated as a cash flow hedge for hedge accounting treatment under IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). Option contracts are intended to reduce the foreign exchange risk with respect to anticipated purchases of U.S. dollar denominated goods and services, including goods purchased for resale (“hedged item”).
While the notional principal of outstanding financial instruments is not recorded on the unaudited Condensed Consolidated Statements of Financial Position, the fair value of any outstanding contracts is included in “Derivative financial assets” or “Derivative financial liabilities”, depending on the fair value, and classified as current or long-term, depending on the maturities of the outstanding contracts. Changes in the fair value of the designated portion of contracts are included in Other Comprehensive Income (“OCI”) for cash flow hedges, to the extent the designated portion of the hedges continue to be effective, with the ineffective portion included in “Selling, administrative and other expenses” in the unaudited Condensed Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income. Amounts previously included in OCI are reclassified to “Cost of goods and services sold” in the same period in which the hedged item impacts net (loss) earnings.
For the 13 and 39-week period ended October 27, 2012, the Company recorded a gain of $0.3 million and a loss of $0.7 million (2011: loss of $1.5 million and gain of $1.7 million), respectively, relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and cash equivalents, accounts receivable and accounts payable, excluding the reclassification from OCI of the gain (loss) on foreign exchange derivatives designated as cash flow hedges.

The period end exchange rate was 1.002 U.S. dollars to one Canadian dollar. A 10% appreciation or depreciation of the U.S. and/or the Canadian dollar exchange rate was determined to have an after tax impact on net (loss) earnings of $5.5 million for U.S. dollar denominated balances included in cash and cash equivalents, accounts receivable and accounts payable.
Interest rate risk
From time to time, the Company enters into interest rate swap contracts with approved financial institutions to manage exposure to interest rate risks. As at October 27, 2012, the Company had no interest rate swap contracts in place. Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.
Cash and cash equivalents and borrowings under the Credit Facility are subject to interest rate risk. The total subject to interest rate risk as at October 27, 2012 was a net asset of $228.1 million (January 28, 2012: net asset of $297.7 million, October 29, 2011: net asset of $181.4 million). An increase or decrease in interest rates of 0.25% would cause an immaterial after-tax impact on quarterly net (loss) earnings.

4. FUNDING COSTS
The funding costs for the Company in the third quarter and the year-to-date of Fiscal 2012 and Fiscal 2011 are outlined in the table below:

	Third Quarter		Year to Date
(in CAD millions)	2012	2011	2012	2011
Interest costs
Total long-term obligations at end of period*	$37.4	$31.0	$37.4	$31.0
Average long-term obligations for period	33.8	31.8	53.8	56.5
Long-term funding costs**	0.6	0.5	2.3	2.5
Average rate of long-term funding	7.4%	6.3%	5.7%	5.9%
 *    Includes principal payments due within one year.

**	Excludes standby fee on the unused portion of the Credit Facility, amortization of debt issuance costs, and interest accrued related to uncertain tax positions.
See Section 2 “Consolidated financial position, liquidity and capital resources” of this MD&A for a description of the Company’s funding sources and Note 15 "Contingent liabilities, commitments and guarantees" in the Q3 2012 Financial Statements.
5. RELATED PARTY TRANSACTIONS
As at November 15, 2012, Sears Holdings and its affiliates were the beneficial holders of 51,962,391 of the Company’s common shares, representing approximately 51.0% of the Company’s total outstanding common shares.
In the ordinary course of business, the Company and Sears Holdings periodically share selected services, associates, and tangible and intangible assets. Transactions between the Company and Sears Holdings are recorded either at fair market value or an appropriate allocation method that reflects the relative benefits derived from the shared service. See Section 5 “Related Party Transactions” and Note 27 “Related party transactions” of the 2011 recast Annual Report for a detailed description of these related party transactions.
6. SHAREHOLDERS’ EQUITY
As at November 15, 2012, the total number of common shares issued and outstanding of the Company were 101,877,662 (January 28, 2012: 102,748,295, October 29, 2011: 103,640,895) and there were 8,560 tandem award options outstanding under the Employees Stock Plan. See Section 7 “Profit Sharing and Stock-Based Compensation” of the Company’s 2011 recast Annual Report for a description of the Company’s equity-based compensation plans.
Capital Stock
On May 18, 2010, the Company filed a Normal Course Issuer Bid with the Toronto Stock Exchange (“TSX”) that permitted the Company to purchase for cancellation up to 5% of its issued and outstanding common shares (“2010 NCIB”). Under the 2010 NCIB, purchases were allowed to commence on May 25, 2010 and terminated on May 24, 2011. On May 24, 2011, the Company renewed the Normal Course Issuer Bid with the TSX for the period of May 25, 2011 to May 24, 2012 (“2011 NCIB”). Pursuant to the 2011 NCIB, the Company was permitted to purchase for cancellation up to 5% of its issued and outstanding common shares, equivalent to 5,268,599 common shares based on the common shares issued and outstanding as at May 9, 2011. The Company did not renew its NCIB subsequent to May 24, 2012.
During the 13 and 39-week periods ended October 27, 2012, nil and 870,633 shares (2011: 186,400 and 1,776,200 shares) were purchased for nil and $9.7 million (2011: $2.6 million and $31.2 million), respectively, and were cancelled under the 2011 NCIB and 2010 NCIB. The impact of the share repurchases for the 13 and 39-week periods ended October 27, 2012 was a decrease to “Capital stock” of nil and $0.1 million (2011: $0.1 million and $0.3 million), respectively, and a decrease to "Retained earnings" of nil and $9.6 million (2011: $2.5 million and $30.9 million), respectively. As at October 27, 2012, a total of 5,743,933 shares had been purchased for $94.9 million and cancelled under the 2011 NCIB and 2010 NCIB resulting in a total decrease to date of $0.8 million in "Capital stock" and $94.1 million in "Retained earnings."
On May 17, 2012, the Company announced Sears Holdings' plans to pursue a distribution, on a pro rata basis to its shareholders, of a portion of its holdings in the Company such that, immediately following the distribution, Sears Holdings would retain approximately 51% of the issued and outstanding shares of Sears Canada. The Company expects that the proposed distribution by Sears Holdings would, if completed, be anticipated to increase the public float and potentially the liquidity of the Company’s shares. In connection with the distribution, the Company has filed documents with the SEC. Refer to Note 21 in the Financial Statements for further details.
Shareholders may obtain, without charge, a copy of the Notice of NCIB that the Company filed with the TSX by contacting the Company at 416-941-4428 or home@sears.ca.
7. ACCOUNTING POLICIES AND ESTIMATES
a. Changes in Accounting Policies
In Q1 2012, the Company elected to early adopt IAS 19 (Revised), Employee Benefits (“IAS 19”), which includes amendments to IAS 19, e.g. the elimination of the “corridor approach”, which previously allowed for the option to defer and amortize the recognition of actuarial gains and losses. The significant amendments to IAS 19 are as follows:

•	The “corridor approach” is to be replaced with full and immediate recognition of actuarial gain and loss remeasurements in OCI;

•	Retirement benefit costs are to consist of service costs, net interest and remeasurements, with remeasurements being recorded in OCI;

•	Past service costs are to be recognized immediately in the unaudited Consolidated Statements of Net (Loss) Earnings;

•
Expected returns on plan assets will no longer be recognized in profit or loss. Instead, interest income on plan assets, calculated using the discount rate used to measure the pension obligation, will be recognized in the unaudited Consolidated Statements of Net (Loss) Earnings;

•	Plan administration costs are to be expensed as incurred; and

•
Disclosures relating to retirement benefit plans will be enhanced and will include discussions on risk associated with each plan, an explanation of items recognized in the unaudited Condensed Consolidated Financial Statements and descriptions of the amount, timing and uncertainty on the Company’s future cash flow.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.
The amendments are required to be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. In connection with the partial spin-off announced by Sears Holdings in Q2 2012, the Company was required to file a Form 20-F for foreign private issuers with the SEC. As the Company adopted the amendments to IAS 19 in Q1 2012, the Company was required to retrospectively recast the adoption to its Annual Consolidated Financial Statements within the Form 20-F with the effect of recasting extended to the transition date of January 31, 2010. The Company has recast the assets and liabilities as at January 28, 2012, January 29, 2011 and January 31, 2010 and the income, expenses and cash flow for the 52-week periods ended January 28, 2012 and January 29, 2011. The impact to the opening Consolidated Statement of Financial Position as at January 31, 2010, and to the income, expenses and cash flow for the 52-week period ended January 29, 2011 are described in Note 2.26 of the recast 2011 Annual Consolidated Financial Statements. In addition, the Company recast its annual required disclosures to comply with the amendments to IAS 19 (Revised) in Note 20 of the recast 2011 Annual Consolidated Financial Statements.

Recast of financial statement captions
A summary of the impact arising from the application of the change in accounting policy is as follows:
Consolidated Statements of Financial Position

(Increase (decrease) in CAD millions)	As at January 28, 2012	As at October 29, 2011	As at January 29, 2011
Retirement benefit asset	$(187.7)	$(185.9)	(197.4)
Retirement benefit liability	308.2	206.8	205.3
Net change to retirement benefit asset and liability	(495.9)	(392.7)	(402.7)
Deferred tax assets	84.0	85.1	32.7
Deferred tax liabilities	(43.6)	(16.1)	(71.0)
Net change to deferred tax assets and liabilities	127.6	101.2	103.7
Accumulated other comprehensive loss	(141.7)	(62.6)	(62.6)
Retained earnings	(226.6)	(228.9)	(236.4)
Consolidated Statements of Net (Loss) Earnings and Comprehensive (Loss) Income

(Increase (decrease) in CAD millions, except per share amounts)	13-Week Period Ended October 27, 2012	13-Week Period Ended October 29, 2011	39-Week Period Ended October 27, 2012	39-Week Period Ended October 29, 2011	52-Week Period Ended January 28, 2012
Selling, administrative and other expenses	$(6.1)	$(3.3)	$(18.3)	$(9.9)	$(13.2)
Earnings before income taxes	6.1	3.3	18.3	9.9	13.2
Deferred income tax expense	1.6	0.8	4.8	2.4	3.4
Net earnings	4.5	2.5	13.5	7.5	9.8
Basic net earnings per share	$0.04	$0.02	$0.13	$0.07	$0.09
Diluted net earnings per share	$0.04	$0.02	$0.13	$0.07	$0.09
Other comprehensive income (loss)	—	—	1.3	—	(79.1)
Comprehensive income (loss)	4.5	2.5	14.8	7.5	(69.3)
Consolidated Statements of Cash Flows

(Increase (decrease) in CAD millions)	13-Week Period Ended October 27, 2012	13-Week Period Ended October 29, 2011	39-Week Period Ended October 27, 2012	39-Week Period Ended October 29, 2011	52-Week Period Ended January 28, 2012
Net earnings	$4.5	$2.5	$13.5	$7.5	$9.8
Retirement benefit plans expense	(6.1)	(3.3)	(18.3)	(9.9)	(13.2)
Income tax expense	1.6	0.8	4.8	2.4	3.4
Refer to the Company’s Fiscal 2012 first quarter unaudited Condensed Consolidated Financial Statements for additional disclosures relating to the early adoption of IAS 19 (Revised).

2.4.2 IFRS 7, Financial Instruments: Disclosures (“IFRS 7”)
The International Accounting Standards Board (“IASB”) first amended IFRS 7 on October 7, 2010 to require additional disclosures regarding transfers of financial assets. These amendments are effective for annual periods beginning on or after

July 1, 2011. The Company has adopted these amendments beginning January 29, 2012. These amendments do not impact the Company’s disclosures for the 13 and 39-week periods ended October 27, 2012.

Issued standards not yet adopted
The Company monitors the standard setting process for new standards issued by the IASB that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.
On June 28, 2012, the IASB issued amendments to IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities: Transition Guidance. The amendments clarify the transition guidance in IFRS 10 and also provide additional transition relief in IFRS 10, 11 and 12, limiting the requirement to provide adjusted comparative information to only the preceding comparative period. These amendments are effective for annual periods beginning on or after January 1, 2013, which is aligned with the effective date of IFRS 10, 11 and 12.
On December 16, 2011, the IASB issued amendments to three previously released standards. They are as follows:
IAS 32, Financial Instruments: Presentation (“IAS 32”)
The IASB amended IAS 32 to address inconsistencies in current practice in the application of offsetting criteria. The amendments provide clarification with respect to the meaning of ‘currently has a legally enforceable right of set-off’ and that some gross settlement systems may be considered equivalent to net settlement. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently assessing the impact of these amendments on the Company’s Consolidated Financial Statements and related note disclosures.
IFRS 7, Financial Instruments: Disclosures
On December 16, 2011, the IASB approved additional amendments to IFRS 7, which establishes disclosure requirements to help users better assess the effect or potential effect of offsetting arrangements on a company’s financial position. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company will apply these amendments beginning the first quarter of its 2013 fiscal year and is currently assessing the impact on the Company’s disclosures.
IFRS 9, Financial Instruments (“IFRS 9”)
The IASB issued IFRS 9 on November 12, 2009, which will ultimately replace IAS 39. The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments.
The first phase of the project provides guidance on the classification and measurement of financial assets. IFRS 9 was subsequently reissued on October 28, 2010, incorporating new requirements on accounting for financial liabilities. On December 16, 2011, the IASB amended the mandatory effective date of IFRS 9 to fiscal years beginning on or after January 1, 2015. The amendment also provides relief from the requirement to recast comparative financial statements for the effect of applying IFRS 9. The Company is monitoring the impact of amendments to this standard and initial application of this IFRS is expected to impact the classification of a number of financial assets which will require disclosure in the financial statement notes.
On June 16, 2011, the IASB amended IAS 1 to require additional disclosures for items presented in OCI on a before-tax basis and requires items to be grouped and presented in OCI based on whether they are potentially reclassifiable to earnings or loss subsequently (i.e. items that may be reclassified and those that will not be reclassified to earnings or loss). These amendments are effective for annual periods beginning on or after July 1, 2012 and require full retrospective application. The Company will apply these amendments beginning the first quarter of its 2013 fiscal year and is currently assessing the impact to its Consolidated Financial Statements.
On May 12, 2011, the IASB issued four new standards, all of which are applicable to Annual Reporting periods beginning on or after January 1, 2013. The Company is currently assessing the impact of these standards on its Consolidated Financial Statements and related note disclosures. The new standards are as follows:
IFRS 10, Consolidated Financial Statements (“IFRS 10”)
IFRS 10 establishes the standards for the presentation and preparation of Consolidated Financial Statements when an entity controls one or more entities;

IFRS 11, Joint Arrangements (“IFRS 11”)
IFRS 11 replaces IAS 31, Interests in Joint Ventures (“IAS 31”) and requires that a party in a joint arrangement assess its rights and obligations to determine the type of joint arrangement and account for those rights and obligations accordingly;

IFRS 12, Disclosure of Involvement with Other Entities (“IFRS 12”)
IFRS 12, along with IFRS 11 described above, replaces IAS 31. IFRS 12 requires the disclosure of information that enables users of financial statements to evaluate the nature of and the risks associated with, the entity’s interests in joint ventures and the impact of those interests on its financial position, financial performance and cash flow; and

IFRS 13, Fair Value Measurement (“IFRS 13”)
IFRS 13 provides guidance to improve consistency and comparability in fair value measurements and related disclosures through a ‘fair value hierarchy’. This standard applies when another IFRS requires or permits fair value measurements or disclosures. IFRS 13 does not apply for share-based payment transactions, leasing transactions and measurements that are similar to, but are not fair value.
b. Critical Accounting Estimates
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.
Critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next financial year are described in Note 4 of the recast 2011 Annual Consolidated Financial Statements. The critical accounting judgments and key sources of estimation uncertainty used in the preparation of these Consolidated Financial Statements are consistent with those as described in Note 4 of the recast 2011 Annual Consolidated Financial Statements.
8. DISCLOSURE CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in the Company’s public disclosure documents is recorded, processed, summarized and reported on a timely basis and is communicated to the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.
Internal Control over Financial Reporting
Management of the Company is also responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.
Internal control systems, regardless of superiority in design, have inherent limitations. Therefore, even those systems that have been determined to have been designed effectively can only provide reasonable assurance with respect to financial reporting and financial statement preparation.
Management of the Company has evaluated whether there were changes in the internal control over financial reporting during the period ended October 27, 2012 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting and has determined that no material changes occurred during this period.

9. RISKS AND UNCERTAINTIES
To stay competitive and relevant to our customers, significant initiatives in support of the Company’s strategic plan are underway for Fiscal 2012. These initiatives include improvements in business processes, advancements in information technology and other organizational changes. The achievement of strategic goals may be adversely affected by a wide range of factors, many of which are beyond the Company’s control. The inability to execute and integrate strategic plans could have a negative impact on the Company’s current operations, market reputation, customer satisfaction and financial position. The Company’s potential to implement and achieve its long-term strategic objectives is dependent on the achievement of these strategic plans and initiatives. There can be no assurance that such plans and initiatives will yield the expected results, either of which could cause the Company to fall short in achieving financial objectives and long-range goals.
Please also see Section 12 “Risks and Uncertainties” of the Company’s 2011 recast Annual Report and the Company's Form 20-F for a detailed description of the risks and uncertainties faced by the Company.